SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  February 4, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated February 3, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   February 4, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Alternext US LLC:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - February 3, 2009

Tanzanian Royalty Chairman and CEO Agrees to New C$3 Million

Private Placement Subscription Agreement and Proceeds with $375,000

8th Tranche of $3 Million Private Placement

Tanzanian Royalty Exploration Corporation announces that James E. Sinclair, Chairman and CEO of the Company, is proceeding with the 8th tranche of the private placement announced on August 10, 2006 whereby Mr. Sinclair agreed to purchase common shares of the Corporation representing an aggregate value of $3,000,000.  Such shares are to be purchased in 8 quarterly tranches of $375,000 each, commencing February 1, 2007 (the “current private placement”).  The 8th tranche of the current private placement will consist of 79,787 common shares of the Corporation having a purchase price of $4.70 per share for proceeds totaling $375,000.  The purchase price reflects the greater of the 5-day weighted average trading price on the Toronto Stock Exchange of the Company’s shares for the period ended January 30, 2009 of $4.457 and the closing price on January 30, 2009 of $4.70.

On completion of the eighth tranche Mr. Sinclair will have satisfied his $3,000,000 current private placement commitment, and his total share placements to date will aggregate $21,064,000.

Tanzanian Royalty Exploration Corporation is pleased to report that, following the completion of the 8th tranche of the current private placement, Mr. Sinclair has confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement with the Company (the “new private placement”) under which he will subscribe for common shares of the Company for an aggregate C$3,000,000.  Under the new private placement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of C$375,000 each, commencing February 1, 2009.

Consistent with the current private placement, the pricing of each quarterly tranche will be based on the greater of the weighted average trading price on the Toronto Stock Exchange of the Company's common shares for the last five consecutive trading days of each quarterly period or the closing price on the last trading day of each quarterly period.  Also consistent with the current private placement, no warrants, options or other rights are to be issued or granted, the placement common shares will be subject to certain mandated hold periods and resale restrictions and the certificates representing such shares will be legended accordingly.

The 8th tranche of the current private placement and new private placement and each of the quarterly tranches will be subject to regulatory and stock exchange approvals.

According to Mr. Sinclair, “My ongoing market-priced investments in Tanzanian Royalty will ensure the company remains adequately financed while pursuing its objective of becoming one of the world’s premium royalty companies with investment income from gold and other mineral producing assets in the Republic of Tanzania.”

Tanzanian Royalty Exploration is a unique, publicly-traded, financial minerals exploration company whose business strategy is to develop royalty income under partnership arrangements from its world class gold, diamond and nickel assets in the Lake Victoria Greenstone and Kabanga/Kagera Nickel Belts of Tanzania.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Alternext US LLP have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.